MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

August 31, 2006

3.	News Release

A news release dated August 31, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on August 31, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On August 31, 2006, TransGlobe announced a successful Qishn oil well at Tasour #22ST and updated operations on Block 32 in the Republic of Yemen.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

August 31, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
OPERATIONS UPDATE ON BLOCK 32, YEMEN

Calgary, Alberta, Thursday , August 31, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces a successful Qishn oil well at Tasour #22ST and updated operations on Block 32 in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #22ST development well was drilled to a total depth of 1,853 meters and completed as a producing Qishn oil well. The well encountered oil bearing upper Qishn S-1A, S-1B and S-1C sands in a crestal position on the eastern edge of the Tasour field. The well was completed and placed on production as a Qishn S-1A oil producer with an initial production rate of 6,440 Bpd of oil and 2,766 Bpd of water (889 barrels of oil to TransGlobe, pre-tax and royalty). Tasour #22ST was side tracked to its current position following a Sarr/Qishn test offsetting Tasour #21 on the south eastern portion of the field. A test of the Qishn formation confirmed that the southeastern area of Tasour is in communication with the existing producers in the field and is being effectively drained. The Sarr prospect was not successful.

The drilling rig is currently moving to a location at Godah #3, approximately 14 kilometers east of Tasour, to appraise/develop the Godah pool discovered in January 2006. The 2006 drilling program has been expanded to drill Godah #4 following the Godah #3 well.

In early June, the partnership approved the development of the Godah field. The operator is currently installing equipment to commence production during the fourth quarter of 2006 at initial rates of 2,000 to 4,000 Bopd (275 to 550 Bopd to TransGlobe). The partnership also approved the construction of the permanent facilities required to develop the Godah field. The development consists of a 14 mile (23 km) 10 inch pipeline to the Tasour Central Production Facility (“CPF”) and expansion of the Tasour CPF to process the Godah oil. The pipeline and expanded Tasour facilities could be operational by mid 2007.

A second, larger, drilling rig is currently moving to Block 32 to drill an exploration well at Tasour #23. Tasour #23 is targeting a fractured basement prospect south of the Tasour field and is expected to take 50 to 60 days to drill and evaluate.

In addition, plans to acquire a 200+ square kilometer 3-D seismic program in 2007 have been accelerated. It is expected the 3-D acquisition will now commence in September of 2006. The 3-D seismic program will cover the Godah discovery and extend to the eastern boundary of Block 32. The new 3-D seismic should assist in the development of the Godah field and in the exploration drilling planned for the eastern portion of Block 32.

Continued

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
	Website:	http://www.trans-globe.com
	E-mail:	trglobe@trans-globe.com